SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)

                         THE BEAR STEARNS COMPANIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    073902108
         --------------------------------------------------------------
                                 (CUSIP Number)

       JAMES E. CAYNE, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER,
      THE BEAR STEARNS COMPANIES INC., 245 PARK AVENUE, NEW YORK, NY 10167
                                 (212) 272-2000
--------------------------------------------------------------------------------

                                 WITH A COPY TO:
                                 DENNIS J. BLOCK
                          CADWALADER, WICKERSHAM & TAFT
                       100 MAIDEN LANE, NEW YORK, NY 10038
                                 (212) 504-5555
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 OCTOBER 1, 2001
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 073902108                                    PAGE 2 OF 8 PAGES
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JAMES E. CAYNE
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [ ]
                                                                        (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     PF, OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      4,953,989.498
                      (SEE ITEM 5)
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          4,953,989.498
    PERSON            (SEE ITEM 5)
     WITH       ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,999,658.498   (SEE ITEM 5)
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

                                                       -------------------------
                                                       PAGE 3 OF 8 PAGES
                                                       -------------------------


ITEM 1.     SECURITY AND ISSUER.

            This Statement relates to shares of common stock, $1.00 par value per share (the "Common Stock"), of The Bear Stearns Companies Inc., a Delaware corporation (the "Corporation"). The address of the Corporation's principal executive office is 245 Park Avenue, New York, NY 10167.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This Statement is being filed by James E. Cayne (the "Reporting Person").

            (b) The business address of the Reporting Person is: c/o The Bear Stearns Companies Inc., 245 Park Avenue, New York, NY 10167.

            (c) The Reporting Person's present principal occupation is: Chairman of the Board, Chief Executive Officer and Director of the Corporation and Chairman of the Board, Chief Executive Officer and Director of Bear, Stearns & Co. Inc. The Corporation is a holding company, that through its subsidiaries, is a leading investment banking and securities trading and brokerage firm serving governments, corporations, institutions and individuals worldwide. The Corporation is primarily engaged in business as a securities broker and dealer operating in three principal segments: capital markets, global clearing services and wealth management. The address of the Corporation is: 245 Park Avenue, New York, NY 10167.

            (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Reporting Person acquired beneficial ownership of shares of Common Stock pursuant to open market purchases by payment of personal funds and in connection with the succession of the Corporation to the business of Bear, Stearns & Co., a New York limited partnership. The Reporting Person has also acquired and will acquire beneficial ownership of shares of Common Stock pursuant to the Corporation's Performance Compensation Plan (the "Performance Compensation Plan"), the Corporation's Capital Accumulation Plan for Senior Managing Directors (the "Capital Accumulation Plan") and the Corporation's Stock Award Plan (the "Stock Award Plan"). On October 1, 2001, the Reporting Person acquired beneficial ownership of 635,077.498 shares of Common Stock, consisting of a corresponding number of CAP Units issued under the Capital Accumulation Plan which will be distributed as shares of Common Stock on November 30, 2001.

                                                       -------------------------
                                                       PAGE 4 OF 8 PAGES
                                                       -------------------------


All of such shares were acquired (and in the future will be acquired) pursuant to the respective terms of such compensation, benefit and similar plans, in consideration of services rendered and, in the case of shares to be acquired pursuant to an exercise of options granted under any such compensation and benefit plan, will be acquired by payment of the exercise price of such options.

ITEM 4.     PURPOSE OF TRANSACTION.

            The Reporting Person has acquired beneficial ownership in the shares of Common Stock for investment purposes. The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of
Item 4 of Schedule 13D. The Reporting Person may in the future acquire or dispose of shares of Common Stock, including through open market, private transactions or otherwise and pursuant to the Performance Compensation Plan, Capital Accumulation Plan and Stock Award Plan or similar plans.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) According to information provided by the Corporation, as of October 1, 2001, the Corporation had issued and outstanding 94,130,414 shares of Common Stock.

            The Reporting Person is the beneficial owner of 4,999,658.498 shares of Common Stock or 5.3% of the outstanding Common Stock, consisting of: (i) 4,020,997 shares of Common Stock owned directly, (ii) 635,077.498 shares of Common Stock which the Reporting Person has a right to acquire within 60 days in connection with the distribution of CAP Units under the Capital Accumulation Plan, (iii) 45,669 shares of Common Stock held by the Reporting Person's spouse and (iv) 297,915 shares of Common Stock held by The James E. Cayne and Patricia
D. Cayne Charitable Trust (the "Charitable Trust"). The Reporting Person expressly disclaims beneficial ownership of the 45,669 shares of Common Stock held by the Reporting Person's spouse. In addition, except to the extent of his fiduciary voting and investment power with respect to the shares of Common Stock held by the Charitable Trust, the Reporting Person has no beneficial interest, and expressly disclaims any beneficial ownership, in the 297,915 shares of Common Stock held by the Charitable Trust.

            (b) The Reporting Person has the sole power to vote, or to direct the vote of, 4,953,989.498 shares of Common Stock, and sole power to dispose of, or to direct the disposition of, 4,953,989.498 shares of Common Stock. The Reporting Person's spouse has the sole power to vote, or to direct the vote of, 45,669 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 45,669 shares of Common Stock.

            (c) The Reporting Person became the beneficial owner of more than 5% of the outstanding shares of Common Stock as of October 1, 2001, which date is sixty days prior to the date that 635,077.498 CAP Units credited to the Reporting Person under the Capital Accumulation Plan will be distributed as shares of Common Stock.

                                                       -------------------------
                                                       PAGE 5 OF 8 PAGES
                                                       -------------------------


            On September 28, 2001, the Charitable Trust sold 25,000 shares of Common Stock at an average price of $49.6532 per share pursuant to an open market transaction effected on the New York Stock Exchange. Except as described in this Item 5(c), neither the Reporting Person nor the Charitable Trust has effected any transactions in Common Stock during the past 60 days.

            (d) The Charitable Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 297,915 shares of Common Stock beneficially owned by the Reporting Person. The Reporting Person's spouse has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 45,669 shares of Common Stock beneficially owned by the Reporting Person.

            (e) Not applicable.

                                                       -------------------------
                                                       PAGE 6 OF 8 PAGES
                                                       -------------------------


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Reporting Person has acquired and will acquire beneficial ownership of shares of Common Stock pursuant to the Performance Compensation Plan, a copy of which is attached hereto as Exhibit A, the Capital Accumulation Plan, a copy of which is attached hereto as Exhibits B and C and the Stock Award Plan, a copy of which is attached hereto as Exhibit D.

            Under the Performance Compensation Plan, the Reporting Person receives an annual base salary and a share of a performance-based bonus pool, whose value is established pursuant to a formula determined by the Compensation Committee of the Corporation's Board of Directors (the "Compensation Committee"). Amounts allocable under the Performance Compensation Plan may be distributed in cash, CAP Units pursuant to the Capital Accumulation Plan, or stock options pursuant to the Stock Award Plan.

            Pursuant to the Capital Accumulation Plan, the Reporting Person receives a portion of his annual compensation in the form of stock units ("CAP Units"), as established by the Compensation Committee, which CAP Units will vest over three years. After a five-year period, the Reporting Person will be entitled to receive a number of freely transferable shares of Common Stock equal to the number of CAP Units then credited to his capital accumulation account plus cash in the amount, if any, of his cash balance account at the end of such period.

            Under the Stock Award Plan, the Compensation Committee determines the terms and conditions of options granted to the Reporting Person within the parameters of the Stock Award Plan and the number of shares covered by each option. Options granted to the Reporting Person under the Stock Award Plan have a ten-year term, are granted with exercise prices equal to the fair market value of the Common Stock on the date of grant and become exercisable after three years provided that the Reporting Person has continued as an employee at all times since the date of grant of the option. Unexercised options will terminate pursuant to the circumstances set forth in the Stock Award Plan, including as a result of termination of employment (except as a result of death).

            Except as otherwise required by law, CAP Units may not be assigned or transferred except to the Reporting Person's designated beneficiaries upon his death. Subject to limited exceptions set forth in the Stock Award Plan, options are not assignable or transferable except by will or by the laws of descent and distribution. CAP Units and options do not grant any privileges as a stockholder with respect to any shares of Common Stock until the CAP Units are converted to shares of Common Stock or the options are exercised.

            Shares acquired pursuant to privately negotiated or open market transactions are not subject to any voting or disposition restrictions.

                                                       -------------------------
                                                       PAGE 7 OF 8 PAGES
                                                       -------------------------


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A - Performance Compensation Plan, as amended and
                        restated as of October 28, 1999 (incorporated by reference to Exhibit 10(a)(5) to the Corporation's Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 1999).

            Exhibit B - Capital Accumulation Plan for Senior Managing
                        Directors, as amended and restated as of October 28, 1999 (incorporated by reference to Exhibit 10(a)(4) to the Corporation's Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 1999).

            Exhibit C - Capital Accumulation Plan for Senior Managing
                        Directors, as amended and restated November 29, 2000 for Plan Years beginning on or after July 1, 1999 (incorporated by reference to Exhibit 10(a)(1) to the Corporation's Quarterly Report on Form 10-Q for its fiscal quarter ended February 23, 2001).

            Exhibit D - Stock Award Plan, as amended and restated as of
                        January 11, 2000 and further amended on March 29, 2001 (incorporated by reference to Exhibit C and Section IV "Approval of Amendment to the Stock Award Plan" in the Corporation's Proxy Statement for the 2001 Annual Meeting of Stockholders).

                                                       -------------------------
                                                       PAGE 8 OF 8 PAGES
                                                       -------------------------


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      October 5, 2001




                                       JAMES E. CAYNE



                                       /s/ James E. Cayne
                                       ----------------------------------